Exhibit 1

DEBT CONVERSION AND REIMBURSEMENT AGREEMENT

AGREEMENT, dated as of July 16, 2003, between UM HOLDINGS LTD., a New Jersey corporation (“UM”), and CYBEX INTERNATIONAL, INC., a New York corporation (“Cybex”).

PRELIMINARY STATEMENT

A. UM has heretofore made advances to Cybex, evidenced by subordinated promissory notes in an aggregate outstanding principal amount of $4,900,000 (the “Outstanding Notes”).

B. UM is providing financial support to Cybex by means of providing a letter of credit or other collateral (a) in the amount of $1,500,000, as security for the loans and other obligations from time to time outstanding pursuant to the Financing Agreement dated as of the date hereof (the “Financing Agreement”), between Cybex and The CIT Group/Business Credit, Inc. and (b) in the amount of $1,600,000 as security for the letter of credit issued by First Union National Bank with respect to the $4,300,000 Massachusetts Industrial Finance Agency Revenue Bonds, United Medical Corporation Issue, Series 1992 (any actual loss incurred by UM with respect to the financial support described in this paragraph B is referred to herein as a “Reimbursement Obligation”).

C. UM and Cybex have agreed that (a) the outstanding Notes shall be exchanged for and converted into shares of Cybex’s Series B Convertible Preferred Stock (the “Preferred Stock”), and (b) if UM incurs any Reimbursement Obligations, Cybex will satisfy the same by issuing shares of the Preferred Stock, all as hereinafter provided.

NOW, THEREFORE, the parties hereto hereby agree as follows:

a. Discharge and Exchange of Outstanding Notes. Effective as of the date hereof, the Outstanding Notes are hereby canceled and discharged in full and, in exchange and replacement thereof, Cybex shall issue and deliver to UM a number of whole shares of Preferred Stock equal to the result of (a) the outstanding aggregate principal balance of the Outstanding Notes, divided by (b) the Exchange Rate (as hereinafter defined), with any fractional share rounded up to the next whole number.

b. Reimbursement Obligation. Cybex agrees that it shall hold harmless UM, and reimburse UM, with respect to any Reimbursement Obligation incurred by UM, by promptly thereafter issuing to UM a number of whole shares of Preferred Stock equal to the result of (a) the dollar amount of such Reimbursement Obligation, divided by (b) the Exchange Rate, with any fractional share rounded up to the next whole number.

c. Exchange Rate. The term “Exchange Rate” as utilized herein refers to the result of (a) the average of the closing prices of the Cybex Common Stock on the securities exchange on which the security is at the time listed, during the thirty trading days preceding the date of determination, or if such security is not then listed, the fair value thereof as jointly determined by Cybex and UM; multiplied by (b) 1.1; multiplied by (c) the then applicable Conversion Ratio of the Preferred Stock.

d. Commitment Fee. Cybex is paying to UM a commitment fee of $120,000 for its financial support provided herein.

e. Restricted Nature of the Stock. UM represents and warrants that it will acquire the shares of the Preferred Stock hereunder for its own account for the purpose of investment and not with a view to or for sale in connection with any distribution thereof. UM further acknowledges that it understands that (a) such shares have not been registered under the Securities Act of 1933, as amended, by reason of their issuance in a transaction exempt from the registration requirements thereof, and (b) such shares may not be transferred by it except pursuant to an effective registration statement under said Act or pursuant to an available exemption from the registration requirements thereof. UM agrees that it will not attempt to sell such shares, without first delivering to Cybex an unqualified opinion, in form and substance satisfactory to Cybex, of counsel acceptable to Cybex, to the effect that neither the sale nor any offering in connection therewith violates any applicable provision of any federal or state securities laws.

f. Representations and Warranties. Cybex hereby represents, covenants and warrants to UM as follows:

i. Corporate Existence and Power. Cybex is a corporation duly incorporated, in good standing and validly existing under the laws of the state of its incorporation, and is duly qualified as a foreign corporation in all jurisdictions wherein the character of the property owned or leased or the nature of the business transacted by it makes qualification as a foreign corporation necessary; Cybex has the necessary corporate power to execute, deliver and perform this Agreement and to issue the Preferred Stock hereunder.

ii. Corporate Authority; Etc. The making and performance by Cybex of this Agreement, including the issuance of the Preferred Stock hereunder, have been duly authorized by all necessary action and will not violate any provision of law or of its Certificate of Incorporation or By-Laws or other constituent document, or result in the breach of, or constitute a default under, or result in the creation of any lien, charge or encumbrance upon any property or assets of Cybex pursuant to, any indenture, agreement or instrument to which Cybex is a party or by which Cybex or any of its property may be bound or affected. This Agreement has been duly executed and delivered by Cybex and constitutes the legal, valid and binding obligations of Cybex enforceable in accordance with its terms.

iii. The Preferred Stock. The Preferred Stock has the rights, limitations and preferences set forth on Annex I hereto. The shares of Preferred Stock issued and to be issued to UM hereunder, when issued in accordance with the terms hereof, shall constitute validly authorized, duly issued, fully paid and non-assessable shares of the capital stock of Cybex.

g. Affirmative Covenants. So long as UM, directly or indirectly, holds at least 25% of the shares of Preferred Stock issued hereunder, Cybex covenants to UM that, unless UM shall otherwise consent in writing:

i. Compliance with Laws, Etc. Cybex will comply in all respects with all applicable laws, rules, regulations and orders.

ii. Preservation of Existence. Cybex will (i) maintain its corporate existence and rights in full force and effect, (ii) take all reasonable and ordinary prudent business steps to maintain its businesses and assets, (iii) keep all of its assets adequately insured, (iv) pay taxes when due, and (v) make no substantial change in the nature of its businesses.

iii. Financial Statements; Reports. Cybex shall provide to UM such financial statements and reports as UM shall from time to time request.

iv. Audits. Cybex shall permit UM, or its agents or representatives, (i) to examine and make copies of and abstracts from all books, records and documents in the possession or under the control of Cybex and (ii) to visit the offices and properties of Cybex and to discuss the affairs, finances and accounts of Cybex with any of their officers and directors. Cybex shall reimburse UM for all reasonable costs incurred by UM in connection with any such audit.

h. Shares Reserved for Issuance. Cybex shall at all times have reserved and available for issuance a sufficient number of shares of Preferred Stock to be issued hereunder and a sufficient number of shares of Common Stock into which the Preferred Stock may be converted.

i. Notices. All notices and other communications hereunder shall be in writing and shall be deemed made when personally delivered at or sent by telecopy to, or three days after mailing with adequate postage by certified mail, return receipt requested, to the following addresses, or to such other address as the party to be notified shall have specified pursuant to this paragraph 9.

If to UM:

UM Holdings, Ltd.

56 Haddon Avenue

Haddonfield, NJ 08033

Attn: Chief Financial Officer

If to Cybex:

Cybex International, Inc.

10 Trotter Drive

Medway, MA 02053

Attn: Controller

j. Miscellaneous.

i. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument. This Agreement shall be binding upon and inure to the benefit of Cybex and UM and their respective successors and assigns, except that Cybex shall not have the right to assign its rights hereunder or any interest herein without the prior written consent of UM. UM may cause all or any portion of the Preferred Stock to be registered in the name of a subsidiary, which subsidiary will have all the benefits of this Agreement and shall be subject to the provisions of paragraph 5 above. This Agreement shall be deemed executed and delivered within New Jersey and this Agreement shall be governed by, and construed in accordance with, the laws of the State of New Jersey.

ii. No amendment, modification, termination, or waiver of any provision of this Agreement shall be effective unless the same shall be in writing and signed by UM.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.

CYBEX INTERNATIONAL, INC

BY:	/s/ Arthur W. Hicks, Jr.
	Name:	Arthur W. Hicks, Jr.
	Title:	Chief Financial Officer

UM HOLDINGS LTD.

BY:	/s/ Arthur W. Hicks, Jr.
	Name:	Arthur W. Hicks, Jr.
	Title:	Chief Financial Officer

ANNEX I

CYBEX INTERNATIONAL, INC.

Description of the

Series B Convertible Cumulative Preferred Stock

The Series B Convertible Cumulative Preferred Stock, par value $1.00 per share, of Cybex International, Inc. shall have the following relative rights, preferences and limitations:

Series B Convertible Cumulative Preferred Stock.

(a) Designation. A total of 100,000 shares of the Corporation’s Preferred Stock shall be designated the “Series B Convertible Cumulative Preferred Stock” (the “Series B Preferred Stock”).

(b) Dividends. The holders of the Series B Preferred Stock, in preference to the holders of Common Stock and any subsequently designated series of Preferred Stock which is junior in right of payment to the Series B Preferred Stock, shall be entitled to receive, as and when declared by the Board of Directors and out of assets which by law are available for payment of dividends, and subject to the dividend rights of any subsequently designated series of Preferred Stock which is senior to or on a parity with the Series B Preferred Stock in payment preference, cumulative dividends at the rate of 10% per annum of the original issuance price of each share (or a pro rata portion thereof if the Series B Preferred Stock is outstanding for only a portion of the year), payable at such time or times as may be determined by the Board of Directors, and accruing from the date on which the respective shares of Series B Preferred Stock shall be issued. Such dividends will be cumulative so that if dividends with respect to any period at the aforesaid rate shall not have been paid upon or declared and set apart for the Series B Preferred Stock, the deficiency shall be fully paid and set apart before any dividends shall be paid upon or declared or set apart for the Common Stock or any such junior series of Preferred Stock. Accumulation of dividends shall not bear interest. The holders of Series B Preferred Stock shall be entitled to participate in such dividends ratably on the basis of the amount of all accrued but unpaid dividends on each outstanding share. All references herein to the issuance price of a share of Series B Preferred Stock refers to the price at which such share was issued by the Corporation, as reasonably determined by the Board of Directors, adjusted to equitably reflect any subsequent stock split, stock dividend, combination, reorganization, recapitalization, reclassification or other similar event involving a change in the Series B Preferred Stock.

(c) Liquidation. The Series B Preferred Stock shall be preferred as to assets over the Common Stock and any subsequently designated series of Preferred Stock which is junior in liquidation preference to the Series B Preferred Stock, so that in the event of the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, and subject to the liquidation rights and preferences of any subsequently designated series of Preferred Stock which is senior to or on a parity with the Series B Preferred Stock in liquidation preference, the holders of Series B Preferred Stock shall be entitled to have set apart for them, or to be paid, out of the assets of the Corporation before any distribution is made to or set apart for the holders of Common Stock or any such junior series of Preferred Stock, an amount in cash equal to the original issuance price of each share plus all accrued but unpaid dividends thereon, whether or not declared. In the event there are insufficient assets to satisfy in full the liquidation preferences of the Series B Preferred Stock, the holders of the Series B Preferred Stock shall be entitled to participate in such distributions ratably on the basis of the amount of liquidating distributions otherwise payable to each such holder.

(d) Voting. (i) The holders of each share of Series B Preferred Stock shall not be entitled to vote, except (x) as provided in clause (ii) below or (y) where a provision of law expressly confers a right to vote on a particular matter.

(ii) So long as shares of the Series B Preferred Stock are outstanding, the Corporation shall not, without first obtaining the approval by vote or written consent, in the manner provided by law, of holders of at least 66-2/3% of the outstanding shares of Series B Preferred Stock, alter or change any of the powers, preferences, privileges or rights of the Series B Preferred Stock.

(e) Conversion. (i) Each outstanding share of Series B Preferred Stock shall be convertible, from and after the Convertibility Date (as herein defined), into Common Stock of the Corporation, as follows:

(x) At the option of the holder thereof at any time, by written notice of conversion delivered to the Secretary of the Corporation; or

(y) The affirmative vote or written consent of the holders of record of at least 66-2/3% of the outstanding shares of the Series B Preferred Stock, voting as a class.

(ii) Notwithstanding any contrary provision contained in this subparagraph (e), the shares of Series B Preferred Stock shall not be convertible into Common Stock until on or after the date (the “Convertibility Date”) which is the later of (x) six months and one day from the original issuance date of such share, (y) June 30, 2004, or (z) the date on which the shareholders of the Corporation approve the convertibility rights set forth in this subparagraph (e).

(iii) Each share of the Series B Preferred Stock, upon conversion, shall be converted into one-hundred (100) shares of Common Stock (the “Conversion Ratio”) subject to adjustment as set forth in subsection (vii) below.

(iv) For all purposes the rights of a holder of shares of Preferred Stock as such holder (including the accrual of dividends) shall cease, and the person or persons in whose name or names the certificates for the shares of Common Stock issuable upon such conversion are to be issued shall be deemed to have become the record holder or holders of such shares of Common Stock, at the close of business on the date of conversion.

(v) Within 30 full business days after the date of conversion, the holder of the converted shares of Preferred Stock shall receive, in payment of all accrued but unpaid dividends to the date of conversion, either a cash payment in such amount or, at the option of the Corporation, a number of shares of Common Stock determined by dividing the amount of such dividends by the Market Value (as herein defined) of a share of Common Stock on the date of conversion.

(vi) The Corporation shall, within 30 full business days after the date of conversion, execute and deliver to each converted holder of the Preferred Stock a certificate or certificates for the applicable number of full shares of Common Stock (including any shares issuable pursuant to clause (v) above). The Corporation shall not be required upon such conversion to issue a certificate representing any fraction of a share of Common Stock, but in lieu thereof may pay cash for such fraction of a share equal to its proportionate Market Value on the date of conversion. All shares of Common Stock issuable upon such conversion shall be fully paid and nonassessable.

(vii) The Conversion Ratio shall be adjusted from time to time pursuant to this subparagraph (vii). In case the Corporation shall at any time subdivide its outstanding shares of Common Stock into a greater number of shares (including by means of a dividend payable in shares of the Common Stock), the Conversion Ratio shall be proportionately reduced (i.e., each share of Series B Preferred Stock shall be convertible into a larger number of Common Shares). Conversely, in case the outstanding shares of Common Stock shall be combined into a smaller number of shares, the Conversion Ratio shall be proportionately increased. Upon any adjustment of the Conversion Ratio, the Corporation shall give written notice thereof to the registered holders of the Series B Preferred Stock, setting forth the then Conversion Ratio.

(viii) The term “Market Value” as utilized herein refers to the average of the closing prices of the Common Stock on the securities exchange on which the security is at the time listed, during the thirty trading days preceding the date of determination, or if such security is not then so listed, the fair value thereof as determined by the Board of Directors in its reasonable discretion.

(f) Redemption. (i) Mandatory Redemption. In the event that either (x) the shareholder approval specified in subparagraph (e)(ii)(z) above shall not have been obtained on or before June 30, 2004, or (y) a Sale (as hereafter defined) shall have occurred, at the option and written election of holders of the majority of the outstanding shares of Series B Preferred Stock, the Corporation shall redeem all or such portion of the outstanding shares of Series B Preferred Stock as is specified in such election, at a price equal to the original issuance price of each such share, plus all accrued but unpaid dividends to the date of redemption. Notice of the election of such right shall be given by the holders of a majority of the outstanding shares of Series B Preferred Stock to the Corporation (and to the holders of the Senior Debt (as defined herein), if any Senior Debt is then outstanding,), which notice shall also specify the number of shares held by such holders which shall be redeemed by the Corporation. Such redemption shall occur within 45 full business days after the delivery of such written notice and shall be subject to the surrender of the certificate(s) representing such shares and such other reasonable conditions as shall be specified by the Corporation. Notwithstanding the foregoing, such right of redemption shall not be exercisable at any time the Senior Debt is outstanding, except with the prior written consent of all holders of the Senior Debt.

The term “Sale” as utilized herein refers to (x) a sale of substantially all of the assets of the Corporation, not in the ordinary course, to an unaffiliated third party; or (y) the transfer, in one transaction or a series of transactions, to an unaffiliated third party of outstanding shares of capital stock of the Corporation representing at least 60% of the then outstanding voting capital stock of the Corporation; or (z) a merger or consolidation of the Company having the same effect as item (x) or (y) above.

(ii) Optional Redemption. At any time after June 30, 2008, at the option of the Corporation, the Corporation may redeem all or any portion of the outstanding shares of Series B Preferred Stock, at a price equal to the original issuance price of each such share, plus all accrued but unpaid dividends to the date of redemption. If less than all outstanding shares of Series B Preferred Stock are to be redeemed, the shares to be redeemed will be chosen by lot in such manner and subject to such procedures as may be specified by the Board of Directors. At least 30 full business days prior to the date for redemption of such shares, written notice thereof shall be mailed to each holder of record of shares of Series B Preferred Stock in a postage paid envelop addressed to such holder at his address as shown on the stock records of the Corporation, notifying the holder of such election to redeem such shares, stating the date fixed for redemption thereof and calling on the holder to surrender on the redemption date the certificate(s) representing such shares to be redeemed and setting forth such other reasonable conditions as shall be specified by the Corporation. Such holders shall, however, at any time prior to the redemption date, have the right to exercise the right of conversion with respect to such shares pursuant to subparagraph (e) above, but only to extent the Convertibility Date shall have occurred.

(g) Subordination to Senior Debt. (i) The term “Senior Debt” as utilized herein refers to all present and future indebtedness (whether principal, interest (including without limitation, interest accruing after the commencing of a bankruptcy proceeding by or against the Corporation), fees, collection costs, expenses, liabilities, obligations (including, without limitation, letter of credit reimbursement obligations), and other amounts now or hereafter owing by the Corporation, whether direct or indirect, absolute or contingent, secured or unsecured, due or to become due, liquidated or unliquidated, whether now existing or hereafter arising, pursuant to or arising out of (x) the Financing Agreement, between the Corporation and the CIT Group/Business Credit, Inc., entered into on or about the time the Certificate of Amendment creating the Series B Preferred Stock was filed of record (as the same may be amended, renewed, extended or supplemented from time to time), and (y) the Financing Agreement, between the Corporation and Hilco Capital, LP, entered into on or about the time the Certificate of Amendment creating the Series B Preferred Stock was filed of record (as the same may be amended, renewed, extended or supplemented from time to time).

(ii) Notwithstanding any contrary provision contained herein, the right of holders of shares of the Series B Preferred Stock to receive any cash payment with respect to the Series B Preferred Stock (whether as a dividend, a liquidation or redemption payment or otherwise) is junior and subordinate to the Senior Debt and, except with the prior written consent of all holders of the Senior Debt, the Corporation will not make, and the holders of the Series B Preferred Stock will not accept, any such payment until the Senior Debt shall have been indefeasibly paid in full. Any holder of the Series B Preferred Stock which receives any payment in violation of this subparagraph (g) will hold such payment in trust for the holders of the Senior Debt.

(h) No Preemptive Rights. Holders of shares of the Series B Preferred Stock shall have no preemptive rights.